UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 23, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 23, 2005

Print the name and title of the signing officer under his signature.

-------------------
Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY TO ACQUIRE TECK COMINCO'S REMAINING
WORKING INTEREST IN PEBBLE EXPLORATION LANDS

February 23, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX: NAK) announces that it has notified Teck Cominco American Incorporated that Northern Dynasty will purchase Teck Cominco's residual 50% working interest in the Pebble Project's Exploration Lands through the issuance of US$4 million in Northern Dynasty shares valued at the prevailing market price (approximately 977,795 shares). The purchase of Teck Cominco's working interest is being made consequent to their election made February 21, 2005 and leaves Teck Cominco with a maximum 4% pre-payback net profits interest (after debt service) and 5% after-payback net profits interest("NPI") in any mine production from the Exploration Lands portion of the Pebble property.

Northern Dynasty recently purchased all of Teck Cominco's interest in the Resource Lands portion of the Pebble property which hosts the 2.74 billion tonne inferred resource of the Pebble gold-copper-molybdenum deposit (see Northern Dynasty news release dated November 26, 2004). During 2004 the Company completed systematic drilling of 173 core holes to upgrade a significant portion of the Pebble deposit's inferred resource to measured and indicated classifications. Drilling in the last part of 2004 indicated an eastern extension of the Pebble deposit into the Exploration Lands which surround the Resource Lands. A new resource estimate for the Pebble deposit is currently being undertaken by Roscoe Postle and Associates Inc., and is expected to be announced during March.

With the acquisition of Teck Cominco's remaining working interest in the Exploration Lands, Northern Dynasty will own an 80% interest in the Resource Lands and an 80% interest in the Exploration Lands. Northern Dynasty's right to acquire the 20% remaining carried interest in the Pebble Project, which is currently held by a related party, and thereby acquire a 100% working interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property) has been extended by approximately 20 days to March 14, 2005 in order to permit the required valuations of that interest to be finalized.

For further details on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO
No exchange or regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. . For more information on the Company, Investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.